[Sutura Letterhead]
November 3, 2008
Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549
Mail Stop 6010

Re:	Sutura, Inc.
Form 10-K for the Year Ended December 31, 2007
File April 15, 2008-08-08
File No. 000-31337
Dear Mr. Vaughn:
     We have received your comment letter, dated October 23, 2008, containing additional questions and comments to our response letter to the Securities and Exchange Commission, dated October 23, 2008. We have provided our responses to your questions and comments as set forth below in this letter. For your ease of review, we have re-typed your comments and questions in the manner they appeared in your October 23rd letter to us, and have provided our response beneath the applicable question or comment.
Form 10-KSB for the Year Ended December 31, 2007
Note 13. Convertible Notes Payable, page F-18
1.	We note your response to prior comment 3. You state that you do not believe that the errors are material to your financial statements. We note that the effect of the error is to overstate your net income by approximately 4% in 2007 and to overstate your net loss by approximately 5% for the six months ended June 30, 2008. Please provide us with you analysis of the quantitative and qualitative materiality of the errors to each of the quarter ended September 30, 2007, the year ended December 31, 2007 and the nine months ended September 30, 2008. Refer to SAB 99 and SAB 108.
Response:
     Attached you will find the effect of the amortization over the periods in question.

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
November 3, 2008

	YTD	YTD		YTD		YTD		YTD
	30-Jun	30-Sep		31-Dec		30-Jun		30-Sep
Sutura Inc	2007	2007		2007		2007		2007
Whitebox III unamortized BCF	$790,098	$155,102		$317,629		$348,772		$472,469

Net gain (loss) as reported	$(5,738,155)	$(8,674,288)		$10,972,948		$(6,474,257)		$(9,773,280)
Net gain (loss) corrected		$(8,519,186)	98.2%	$11,290,577	102.9%	$(6,125,485)	94.6%	$(9,300,811)	95.2%
The $790,098 of unamortized BCF at July 1st 2007 that have been expensed since have not materially altered our financial results as can be seen from the table above. Moreover we separate this non cash expense as a separate line in our P&L statements and MD&A so that investors get a clear understanding of our cash based interest and the amortization expenses. We feel therefore that there is no need to restate prior earnings and will continue to amortize also in the 3rd quarter following the accounting treatment of the note as a modification and not as a new note.

2.	Notwithstanding the above, we note in your response to prior comment 3 that you plan to correct the error in the quarter ended September 30, 2008. Please explain to us in greater detail how you plan to correct the error and why you believe this is appropriate. Clarify if you plan to restate the comparable 2007 period.
Response:
Upon reflection we have decided to continue the amortization and treat the note as an extension and not a new note. In the 3rd quarter we will therefore amortize the last portion of $123,697.
Note 25. Litigation Settlement, page F-34
3.	We note your response to prior comment 5. We note that you have concluded that you have been legally released from the liabilities; however, it is not clear to us how you satisfy the requirements of paragraph 16 of SFAS 140. In this regard, please address the following:

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
November 3, 2008

•	We note that you refer to the statute of limitations for the State of California. Please explain to us the legal basis for relying solely on the statute of limitations for the State of California. Discuss why you concluded that all of the liabilities fall under the jurisdiction of the State of California and the legal basis for your conclusions.

•	Tell us and revise future filings to disclose the nature of the underlying liabilities (i.e., unsecured trade payables, secured payables, etc.).

•	In light of the significant management judgment involved with the recording of the extinguishment of the liabilities, please revise your Critical Accounting Policies discussion in MD&A in future filings to disclose the significant judgments and the assumptions used by management in concluding that the statute of limitations has expired for the underlying liabilities. Specifically, you should disclose the possibility that one or more of the creditors could challenge the expiration of the statute of limitations and how any such challenge could adversely impact your results of operations.
Response: Effective December 31, 2007, we wrote-off, and booked as income, $687, 485 of unsecured trade payables that we believe are no longer collectible due to the fact that they are beyond the statutory collection period during which a creditor may collect such amounts. All of the liabilities were in excess of six years old. Of such amounts, approximately $395,600 is subject to the four-year statute of limitations period in the State of California. We also believe that the remaining $291,885 of the written-off liabilities is subject to California law but, due to lack of sufficient documentation, we are not able to confirm that fact with certainty. Of such amount, even assuming application of the law of the resident state of the creditor, $168,355 would be beyond the applicable state’s statute of limitations period which rang from 3-6 years in such states. As to the remaining $123,580 of written-off liabilities, although the resident state of the creditors have statute of limitations periods ranging from 10-15 years, we have never been approached for collection of any such amounts within the last five years and would argue that the California statute of limitation law applies in each such instance. Notwithstanding, our belief that the written-off liabilities are no longer collectible, if a creditor successfully challenges our position and proceeds to collect amounts, such amounts would then be re-established as an expense.

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
November 3, 2008

Further, we acknowledge your suggestion and will revise our Critical Accounting Policies discussion in MD&A in future filings to disclose the significant judgments and the assumptions used by management in concluding that the statute of limitations has expired for the underlying liabilities, and will also disclose the possibility that one or more of the creditors could challenge the expiration of the statute of limitations and how any such challenge could adversely impact your results of operations.
Please feel free to contact the undersigned at the Company should you have any further questions or comments

Sincerely,
/s/ Richard Bjorkman Richard Bjorkman, Vice President and Chief Financial Officer

Cc:	Lynn Dicker
Martin James